Mailander Law Office, Inc.

835 5th Avenue, Ste. 312

San Diego, CA 92101

(619) 239-9034 telephone

(619) 330-2900 fax

January 6, 2011

Securities and Exchange Commission

Mr. Mark Shuman

Mr. Phillip Rothenberg

Washington, DC 20549

RE:

Your Correspondence dated December 30, 2010

SEC File Number: 333-147560

Friendly Auto Dealers, Inc. Schedule 14C filed December 22, 2010

Dear Mr. Shuman and Mr. Rothenberg:

Below please find responses of Friendly Auto Dealers, Inc. to your comments and requests for additional information posed in your December 30, 2010 correspondence. In order to make for easier reading, the Company responded to each comment or question in the order of your letter, and included below both the text of your comments or questions and the Company’s response below with indented text.

Item 2. We note Section 3.1 of the Common Stock Share Exchange Agreement dated November 16, 2010. With a view toward disclosure, please tell us the exemption from registration you are relying on to issue 250,523,333 common shares to Splint Decisions Inc. and the facts that make the exemption available.

The issuer is relying on two exemptions from the registration requirement:

The first is Section 4.6—the Accredited Investor Exemption—contained in Rule 506 of Regulation D pursuant to of the Securities Act that exempts from registration offers and sales of securities to accredited investors when the total offering price is less than $5 million. Upon inquiry by the issuer, James P. Boyd and Timothy Dixon both represented that their income over the last two years was in excess of $200,000.00. These income amounts qualify both Dr. Boyd and Mr. Dixon as Accredited Investors pursuant to Rule 501(a)(6). It should also be noted that Rule 501(a)(8) indicates that an entity qualifies as an accredited investor where all of its equity owners are accredited investors. Since both Dr. Boyd and Mr. Dixon are accredited investors, and are the only equity owners of Splint Decisions Inc., Splint Decisions Inc. is therefore considered an accredited investor.

Although there are no document delivery requirements under Rule 506, the issuer did allow both Dr. Boyd and Mr. Dixon an opportunity to review its books and records and to ask questions of the issuer pursuant to Section 2.16 of the Common Stock Share Exchange Agreement, which provides: “SDI has received or had access to all documents, records and other information pertaining to its investment in the FRIENDLY AUTO DEALERS Common Stock that it has requested, including documents filed by FRIENDLY AUTO DEALERS under the Exchange Act, and has been given the opportunity to meet or have telephonic discussions with the FRIENDLY AUTO DEALERS representatives, to ask questions of them, to receive answers concerning the terms and conditions of this investment and to obtain information that FRIENDLY AUTO DEALERS possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information provided to the SDI shareholders.” It should be noted that Friendly Auto Dealers Exchange Act filings include independently audited financial statements.

Rule 501(a)(8) of the Securities Act requires that “The issuer did not advertise or publicly solicit with regards to the Common Stock Share Exchange Agreement.” The issuer here did not advertise or publicly solicit Splint Decisions Inc., Dr. Boyd or Mr. Dixon with regards to the Common Stock Share Exchange Agreement. Section 2.17 of the Common Stock Share Exchange Agreement states: “At no time was SDI presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising relating to FRIENDLY AUTO DEALERS or any investment in FRIENDLY AUTO DEALERS common stock.”

Rule 502(d) requires limitations on re-sales with respect to the securities acquired in a transaction under Regulation D. As noted in Section 3.1 of the Common Stock Share Exchange Agreement: “The PARTIES are acquiring the respective shares to be issued for their own account and without a view to any distribution or resale thereof, other than a distribution or resale which, in the opinion of counsel for such Shareholder (which opinion shall be satisfactory in form and substance to the PARTIES), may be made without violating the registration provisions of the Securities Act of 1933, as amended (the “1933 Act”) or any applicable blue sky laws. Each designee Shareholder acknowledges that the shares are “restricted securities” within the meaning of Rule 144 under the 1933 Act and have not been registered under the 1933 Act or any state securities laws and thereafter must be held indefinitely unless they are subsequently registered under the 1933 Act or an exemption from such registration is available. The Parties are under no obligation to register the shares of Stock under the 1933 Act or any state securities law or to take any action that would make available an exemption from such registration.”

The second exemption the issuer is relying on is Section 4.2—the Accredited Investor Exemption—contained in Rule 506 of Regulation D pursuant to of the Securities Act which provides that an issuer may sell an unlimited amount of stock to accredited investors without general solicitation or advertising as long as the issuer answers questions, delivers documents to participating non-accredited investors, provides financial statements consistent with Rule 505 and issues restricted shares.

As mentioned above, Dr. Boyd and Mr. Dixon both qualify as accredited investors; no advertisement or public solicitation of either man took place; Each man was afforded the opportunity to review documents, ask questions and review Friendly Auto Dealers Exchange Act reports; the financial statements of Friendly Auto Dealers were certified by an independent public accountant; and pursuant to the aforementioned portions of the Common Stock Share Exchange Agreement, Friendly Auto Dealers will only issue restricted shares pursuant to the Common Stock Share Exchange Agreement and both Dr. Boyd and Mr. Dixon are acquiring said shares as an investment without a view towards any public distribution (please refer to the above quoted portions of the Common Stock Share Exchange Agreement).

Item 3. We note that the amount of common shares offered to Splint Decisions Inc. represents 85% of the total number of your issued and outstanding shares. With a view towards disclosure, and in accordance with item 1004(a)(2) of Regulation M-A, please tell us the basis on which you decided that the issuance of this equity interest in exchange for the licenses to patents and patent applications and related intellectual property and business of Splint Decisions Inc. was appropriate and in the best interests of the shareholders. For example, please explain the factors your Board of Directors considered in approving and recommending shareholder approval of the Common Stock Share Exchange Agreement.

Friendly Auto Dealers, Inc. was formed in August 2007. Since then, the Company has been in the development stage and is a start-up company. The Company has been very active in its operations with respect to developing its business plans. We originally focused on leveraging contacts we had in the Chinese automobile industry as the result of our Pacific Rim business consultant Stephen Chu. The Company’s business plans included brokering the design, manufacturing and sale of promotional and corporate branded products for sale first to the Chinese automobile industry then internationally. We believed that Mr. Chu’s contacts within the Chinese automobile industry would lead to an expansion of our business to other automobile industry leaders located in the Pacific Rim, including Korea and Japan. We spent 2008 developing this strategy by engaging Mr. Chu and having him travel to China on behalf of the Company to attempt to establish a rapport there. This led to the Company authorizing and appearing at two separate automobile industry shows and conventions in 2009: first the Shanghai International Auto Show held in the People’s Republic of China in June, 2009, and secondly the Kia Motors Automobile Show in the Guangzhou Province of China that was held in November, 2009, where company representatives including Mr. Chu and Mr. Tony Lam met with various Chinese, Korean and French automobile manufacturers and dealers.

As a result of our appearance in Shanghai and Guangzhou, we received emissaries from various Chinese automobile dealership representatives, including the Korean KIA Company and the Citron Automobile Company in August 2009 to discuss the formation of a working relationship and to explore business strategies involving Friendly Auto Dealers, Inc. These discussions continued and developed over the course of the next weeks

This led in September of 2009 to the formal announcement by Friendly Auto Dealers, Inc. that it entered into a memorandum of understanding to merge and acquire Excellent Auto Dealers, Inc. of the Peoples Republic of China, a firm that owned a cluster of automobile dealerships in the Guangzhou Province of China. Friendly Auto Dealers, Inc. confirmed that Excellent Auto Dealers, Inc. had established ties to other Pacific Rim automobile manufacturers and dealers including KIA Motors of South Korea, and that its existing presence in China, along with China’s booming market for auto sales would provide a basis for full scale development of Friendly Auto Dealers, Inc.’s business plans.

In order to further the plans, we sent Mr. Chu to China in September 2009, whereupon we signed a non-binding letter of intent and thereafter a memorandum of understanding to begin due diligence consistent with our communications with Excellent Auto Dealers, Inc.

These efforts lasted throughout the last quarter of 2009 and through the first quarter of 2010, but were ultimately unsuccessful due to our failure to acquire sufficient information and financial auditing for Excellent Auto Dealers, Inc. resulting in the termination of the terms of the memorandum of understanding.

At this point our director Ming R. Cheung chose to continue our Pacific Rim efforts utilizing Mr. Chu and authorizing him to continue his travels in China on behalf of the Company. The Company also hired Mr. Gerry Berg as a managing consultant for mergers and acquisitions and was tasked with searching for opportunities in the United States to implement the Company’s business plans.

The Company was very concerned with the worldwide economic downturn that afflicted—and continues to afflict—economies worldwide. The downturn had deleterious effects generally in the United States and the Company decided that it needed to expand its search for opportunities. Mr. Berg presented the Company with one such opportunity with TMD Courses Inc., a California Corporation headquartered in Oceanside, CA. TMD was a business that performed continuing dental education to licensed dentists and held a license from Boyd Research, Inc. to a FDA approved patented dental appliance that was designed to treat medically diagnosed migraine pain. This device is commonly referred to as the NTI and Dr. Boyd developed the invention.

The Company reviewed this information and determined that the prospects presented by this patented device and the FDA approval was significant and decided to merge with TMD Courses Inc., signing a memorandum of understanding and a material definitive agreement. The Company filed Form 8-K regarding this event. Unfortunately, we could not satisfactorily complete our due diligence and the efforts terminated in August 2010 and the Company filed another Form 8-K on August 2, 2010 notifying the Commission of the termination of the agreement with TMD Courses, Inc.

Notwithstanding this, our communications with Dr. Boyd and TMD Courses Inc. led to discussions of another product, The Total Splint System, that had patented and patent applications and related intellectual property attached to it that was licensed to Splint Decisions, Inc.

Dr. Jim Boyd also developed The Total Splint System and assigned it to Boyd Research, Inc. Dr. Boyd designed The Total Splint System to address a different segment of the dental appliance market targeted to licensed dental practitioners. Dr. Boyd and Splint Decisions Inc. realized that a portion of licensed dentists were hesitant to purchase and use the NTI device developed and licensed to TMD Courses, Inc., even though it was FDA approved and was patented. Dr. Boyd and Splint Decisions Inc. determined that some licensed dentists were more likely to purchase and use bruxism splints in their practice. These bruxism splints are typically designed along the lines of the Total Splint System utilizing one or two mouthpieces that are fit by a dentist on the upper or lower teeth. The NTI device is smaller, covering only the upper or lower central teeth, and some practitioners were concerned about using the device on patients. Some voiced concerns that a patient may swallow the device due to its small size and instead opt to use full arch coverage splints to treat a variety of disorders such as bruxism and migraine.  It is this segment of the dental profession we intend to market the Total Splint System to.  It is estimated that in excess of three million full coverage splints are prescribed annually. Thus we were convinced that the market for the devices already exists and is mature.

Splint Decisions intent is to market the Total Splint System to that segment of the dental profession that has previously been reticent in using incisal edge contact only therapy, such as the traditional NTI provides.  There is a very large segment of the profession that uses “full coverage” occlusal splints clinically on a daily basis, including OAT (oral appliance therapy) to treat obstructive sleep apnea, bruxism splints, and anterior bite splints.  It is this very large segment of professionals, over 100,000 that we intend to market the Total Splint System to. We feel the demand for this product will be high considering that the device is approved by the FDA for the Prevention of Medically Diagnosed Migraine Pain, the prevention of Mild to Moderate Obstructive Sleep Apnea, and for the treatment of Bruxism.

The Company examined the patent applications for the Total Splint System and the patents used in its design. Concurrently, we reviewed 1995 information from the Journal of the American Dental Association regarding splint treatments and prescription patterns in the United States (a copy of this report is included with this letter). We viewed as important and critical information contained on page 6 of this report which provided an “estimated total of 3.60 million splints per year are made by U.S. dentists at an estimated cost of $275 per splint the total U.S. expenditure for all splint fabrication for bruxism and TMD patients is approximately $990 million per year.” Further, it was noted, “these splint treatments represented 2.91 percent of all 1990 U.S. dental health care dollars (an estimated $34 billion was spent on dental health in the United States during 1990, according to an HCFA estimate). If the prevalence of bruxism requiring treatment is 5 percent in the United States, then, according to our results, approximately 12.8 percent of these bruxers would receive a splint each year. If the prevalence of TMDs requiring treatment were also 5 percent, then approximately 16.2 percent of MPD plus TMJ dysfunction patients would receive a dental splint each year. Thus, based on our results, somewhere between one-sixth and one-eighth of the population suffering from TMD or bruxism is estimated as being treated with a new dental splint during a given year.”

We believe based upon the facts cited in these sources and our own investigation, which included information we obtained from TMD Courses, Inc. regarding their sales of the NTI device, that these 1995 numbers related to the per splint cost of splint prescriptions have increased in price since then, and that the market is large and presents a well established opportunity for the Company. We also considered the fact that Dr. Boyd and Boyd Research, Inc. had other patented and FDA approved properties including the NTI device and had an established reputation. Therefore, we felt that the opportunity to acquire the Total Splint System business was significant, and when compared to the results from our operations from inception and in the development stage, presented the best opportunity for our shareholders.

Item 4. We note Sections 3.6 and 3.7 of the Common Stock Share Exchange Agreement dated November 16, 2010. We additionally note that James P. Boyd will own 79% of you after closing of the Common Stock Share Exchange Agreement and that Mr. Boyd and Timothy Dixon are currently directors of Splint Decisions Inc. With a view towards disclosure, please tell us who the current directors intend to appoint as new officers and directors of the company prior to or at the closing of the Common Stock Share Exchange Agreement. Please see Note A, Item 5(a)(3) and Item 7 of Schedule 14A.

Name	Age	Position	Served Since

Gerry Berg	64	Director, President and CFO	May 17, 2010

Present Board of Directors and Officers

Mr. Gerry Berg

Presently, our Board of Directors consists of Mr. Gerry Berg, who is also the sole Executive Officer and President of the Company. Mr. Berg began his service on May 17, 2010. His term as Director and Executive Officer and President are for a term of one year.

Mr. Berg has prior experience serving as an Executive Officer and financial and management consultant to private and public companies. Prior to May 17, 2010, Mr. Berg served as a Consultant from July 2008 to May 2010 including Friendly Auto Dealers, which he served in a consulting capacity from March 2009 to May 2010.  From January 2007 to June 2008 Mr. Berg served as the Chief Financial Officer of Let’s Talk Health, Inc. and as a consultant from January 2006 to December 2006.  Prior to January 2007 Mr. Berg served as a consultant from 2004 to 2007.   He holds a Bachelor’s degree in accounting from Walsh College.

Mr. Berg has not filed a petition under the Federal bankruptcy laws or any state insolvency law. Further no court has ever appointed a receiver, fiscal agent or similar officer for the business or property of Mr. Berg, or for any partnership in which he was a general partner at or within two years before the time of this filing, or any corporation or business association of which he was an executive officer at or within two years before the time of this filing.

Mr. Berg has not been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

Mr. Berg has not been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting him from engaging in any kind of business activity or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

At no time has Mr. Berg been involved in any transaction to date involving the Company where the Company was or is a participant and in which Mr. Berg will have a director in indirect material interest.

Mr. Berg is not an independent director.

Directors and Officers Post Closure of the Common Share Stock Exchange Agreement

Name	Age	Position	Served Since
James Boyd	53	Director	Post Closure
Timothy Dixon	53	Director, President	Post Closure

Dr. James P. Boyd

Dr. James P. Boyd, DDS will serve as a Director effective as of the date of Merger.  Dr. Boyd was educated at the University of Southern California, receiving his baccalaureate degree in 1981 and his postgraduate degree in Dentistry in 1985. Dr. Boyd founded the Headache Prevention Institute in Bloomfield Hills, Michigan in 1995, and through 1999 exclusively treated patients suffering from chronic tension-type headache, migraine, and jaw disorders. The FDA approved the NTI for marketing to dentists for the prevention of TMJ syndrome in July of 1998.  Having served its research and development purpose, HPI closed in March of 1999.  In June of 2001, the FDA approved the NTI device for the prevention of medically diagnosed migraine pain.

Dr. Boyd is the past Director of Research and Senior Clinical Instructor at the White Memorial Medical Center Craniofacial/TMD clinic in Los Angeles and currently practices with Andrew Blumenfeld, MD, (a neurologist specializing in migraine) at The Headache Center, part of the Neurology Center at the Scripps Hospital campus in Encinitas, California and lectures throughout the U.S. and internationally. Dr. Boyd served as the CEO of NTI-TSS, Inc from 2000 to 2009; presently serves as the CEO of TMD Courses, Inc. from March 2010 to present; and as the CEO of Splint Decisions Inc. from September 2010 to present.  Dr. Boyd holds a Doctorate degree (DDS) from the University of Southern California School of Dentistry with Special Recognition by the Dean for Outstanding Achievement, Service and Contribution.

Dr. Boyd has the following professional publications to his credit:

“Intractable Migraine Headache Reduction With a Targeted Approach to Reduce Trigeminal Nerve Activity Using the NTI Tension Suppression System: A Case Study”, present at the American Headache Society Scientific Session, Los Angeles, June, 2006;

“Taming Destructive Forces Using a Simple Tension Suppression Device” PostGrandDent, 2000;

“Trigeminal Pharyngioplasty: Treatment of the Forgotten Accessory Muscles of Mastication Which Are Associated With Orofacial Pain and Ear Symptomology” Journal of Pain Management, July 2002;

"TM Disorders and referred symptomatology: Etiology, Pathogenia and Management" accepted for publication Journal of Pain Management; and,

"TM Disorders: Aural Symptoms and Craniofacial Pain" accepted for publication Journal of Pain Management.

Dr. Boyd has not filed a petition under the Federal bankruptcy laws or any state insolvency law. Further no court has ever appointed a receiver, fiscal agent or similar officer for the business or property of Dr. Boyd, or for any partnership in which he was a general partner at or within two years before the time of this filing, or any corporation or business association of which he was an executive officer at or within two years before the time of this filing.

Dr. Boyd has not been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

Dr. Boyd has not been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting him from engaging in any kind of business activity or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

At no time has Dr. Boyd been involved in any transaction to date involving the Company where the Company was or is a participant and in which Dr. Boyd will have a direct or indirect material interest other than the Common Stock Share Exchange Agreement.

Dr. Boyd will not be an independent director.

Mr. Timothy Dixon

Timothy Dixon will serve as a Director, President and Chief Financial Officer of the Company post closure of the Common Stock Share Exchange Agreement. Mr. Dixon began working with Dr. Boyd in 1995 while Dr. Boyd was conducting clinical research at the Headache Prevention Institute on the effects of nocturnal parafunction on patients who suffered from headaches and migraine. Mr. Dixon originally provided IT Services to support Dr. Boyd's work.  Mr. Dixon presently serves as the President of MxThree Dimensional Media from 2004 to present; as the President of TMD Courses, Inc. from 2006 to present and; as the President of Splint Decisions Inc. from September 2010 to present. Mr. Dixon has worked in the field of Dentistry with Dr. Boyd since 1995 and has attended hundreds of hours of continuing dental education throughout the years and has produced many educational DVD’s used by dental professionals world wide on the subject of parafunctional control, migraine prevention, therapeutic botox injections, migraine pathophysiology, dental sleep medicine, and NTI therapeutic protocol.

Mr. Dixon has not filed a petition under the Federal bankruptcy laws or any state insolvency law. Further no court has ever appointed a receiver, fiscal agent or similar officer for the business or property of Mr. Dixon, or for any partnership in which he was a general partner at or within two years before the time of this filing, or any corporation or business association of which he was an executive officer at or within two years before the time of this filing.

Mr. Dixon has not been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

Mr. Dixon has not been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting him from engaging in any kind of business activity or engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

At no time has Mr. Dixon been involved in any transaction to date involving the Company where the Company was or is a participant and in which Mr. Dixon will have a direct or indirect material interest.

Mr. Dixon is not an independent director.

Item 5. We note that on June 2, 2010, you filed a Schedule 14C that related to a Common Share Exchange Agreement dated May 17, 2010 with TMD Courses, Inc., a California Corporation. TMD Courses, Inc. and Splint Decisions Inc. appear to share the same address and telephone number: 4093 Oceanside Boulevard, Ste. B, Oceanside, CA 92056 (760) 295-7208. With a view toward disclosure, please tell us the relationship between TMD Courses, Inc. and Splint Decisions Inc., as well as the role of James P. Boyd in each. See Item 14(b)(7) of Schedule 14A.

TMD Courses, Inc. and Splint Decisions Inc. are California corporations in good standing in which both Dr. Boyd and Mr. Dixon are the sole directors and shareholders.

TMD Courses, Inc. was formed to offer: (1) continuing dental education courses to licensed dentists; and, (2) to sell to licensed dentists what has been referred to in this letter as the “NTI” device. Dr. Boyd invented, patented and obtained FDA approval for the “NTI” device and licensed it to TMD Courses, Inc. for manufacturing and sale by TMD Courses, Inc., who maintains an office and small warehouse located at 4093 Oceanside Boulevard, Ste. B, Oceanside, CA 92056. From this office, TMD Courses, Inc. both sells the NTI device and organizes and produces continuing dental education courses.

After, Dr. Boyd invented the NTI device, he invented the Total Splint System device incorporating features from the NTI patent Boyd Research, Inc. owned as a result of a license from Dr. Boyd. Dr. Boyd then applied for a patent on the Total Splint System. The Total Splint System incorporates features from the NTI device patent, specifically referred to on page 39 of the 14C filing as the “discluding element.”

After filing the patent application for the Total Splint System, Dr. Boyd assigned the intellectual property contained in the patent application to Boyd Research, Inc., who in turn assigned it to Splint Decisions Inc. The Boyd Research, Inc.—Splint Decisions Inc. assignment required Splint Decisions Inc. to obtain the written approval of Boyd Research, Inc. prior to assigning any of the rights connected to the Total Splint System device. This written approval was contained in the assignment agreement between Splint Decisions Inc. and the Company, which was included on page 137 of Appendix H to the 14C filing.

All of the above contracts between Boyd Research, Inc. (the owner of the intellectual property for both the NTI and the Total Splint System), Splint Decisions and the Company were included in the 14C filing. Also included were exhibits to each assignment where the patents and patent applications and other intellectual property were specifically described.

Aside from the foregoing (and specifically including the previous discussion herein regarding the Company’s failed attempt to close the Common Stock Share Exchange Agreement with TMD Courses, Inc.), there have been no other negotiations, transactions or material contacts during the past two years between TMD Courses, Inc., Splint Decsions Inc., Boyd Research, Inc. and/or Dr. Jim Boyd and the Company that concern the Company or its affiliates regarding any merger, consolidation, acquisition, tender offer or other acquisition of either TMD Courses, Inc. or Splint Decisions Inc.’s securities, the election of officers or the sale or transfer of a material amount of assets.

Further, there are no present or proposed material agreements, arrangements, understanding or relationship between Splint Decisions Inc., James P. Boyd or Boyd Research, Inc. or any of its executive officers, directors or controlling persons and the Company or any of its executive officers, directors or controlling persons (other than license agreements previously disclosed between Boyd Research, Inc., Splint Decisions Inc. and the Company—all of which have been disclosed in the Company’s 14C filing with the Commission).

Item 6. Please provide additional detailed disclosure regarding your reasons for entering into the Common Stock Share Exchange Agreement as well as information on the background and negotiations involved in entering into the Common Stock Share Exchange Agreement.

Background Involved in Deciding to Enter Into the Common Stock Share Exchange Agreement

As has been disclosed and discussed in our response to Item number two above, the Company has been in the development stage since its formation in 2007 and its qualification as a reporting company in 2008.

To reiterate, our business plan focused on leveraging contacts we had in the Chinese automobile industry as the result of our Pacific Rim business consultant Stephen Chu. The Company’s business plans included brokering the design, manufacturing and sale of promotional and corporate branded products for sale first to the Chinese automobile industry then internationally. We believed that Mr. Chu’s contacts within the Chinese automobile industry would lead to an expansion of our business to other automobile industry leaders located in the Pacific Rim, including Korea and Japan. We spent 2008 developing this strategy by engaging Mr. Chu and having him travel to China on behalf of the Company to attempt to establish a rapport there. From 2008 through 2010 Mr. Chu traveled to China on behalf of the Company approximately six times. By virtue of Mr. Chu’s first trips to China, the Company appeared at the Shanghai International Auto Show held in the People’s Republic of China in June, 2009, where company representatives including Mr. Chu and director Mr. Tony Lam met with various Chinese, Korean and French automobile manufacturers and dealers, including Kia and Citron.

As a result of our appearance in Shanghai, we received emissaries from various Chinese automobile dealership representatives, including Kia and Citron in August 2009 to discuss the formation of a working relationship and to explore business strategies involving Friendly Auto Dealers, Inc. and its business plans. These discussions continued and developed over the course of the next weeks.

This led in September of 2009 to the formal announcement by Friendly Auto Dealers, Inc. that it entered into a memorandum of understanding to merge and acquire Excellent Auto Dealers, Inc. of the Peoples Republic of China, a firm that owned a cluster of automobile dealerships in China. Friendly Auto Dealers, Inc. confirmed that Excellent Auto Dealers, Inc. had established ties to other Pacific Rim automobile manufacturers and dealers including Kia Motors of South Korea, and that its existing presence in China, along with China’s booming market for auto sales would provide a basis for full scale development of Friendly Auto Dealers, Inc.’s business plans. In 2009 China’s automobile market was nearly as large as that of the United States.

In order to further the plans, we sent Mr. Chu to China in September 2009, whereupon we signed a non-binding letter of intent and thereafter a memorandum of understanding to begin due diligence consistent with our communications with Excellent Auto Dealers, Inc. all directed towards the implementation of the Company’s stated business plans.

These efforts lasted throughout the last quarter of 2009 and through the first quarter of 2010, but were ultimately unsuccessful due to our failure to acquire sufficient information and independent financial auditing for Excellent Auto Dealers, Inc. resulting in the termination of the terms of the memorandum of understanding.

At this point our director Ming R. Cheung chose to continue our Pacific Rim efforts utilizing Mr. Chu and authorizing him to continue his travels in China on behalf of the Company in order to identify prospective partners in the clothing and promotional branding merchandise segments with whom the Company could align itself in the development of its business plans. The Company also hired Mr. Gerry Berg as a managing consultant for mergers and acquisitions and was tasked with searching for opportunities in the United States to implement the Company’s business plans.

The Company was very concerned with the worldwide economic recession that afflicted—and continues to afflict—economies worldwide that began in 2009. The downturn had deleterious effects as the United States dealt with a severe and lingering recession and other nations including Greece had severe debt problems. Banks were failing and credit opportunities for start up or development stage companies were constrained. These factors led to the Obama administration and the U.S. Congress passing financial legislation aimed at preventing a collapse of the financial markets. Based upon these negative factors, the Company needed to react to these conditions insofar as they affected the Company’s ability to operate in the start-up and development stage. The Company had to “think outside of the box” with regards to its development strategies and operations. Ming R. Cheung decided to hire Mr. Gerry Berg as a managing consultant for mergers and acquisitions and was tasked with searching for opportunities in the United States to implement the Company’s business plans.

The Company was intent on realizing the goals set out in its business plans. However, given the noted bad economic conditions, and the failed attempts to align with Excellent Auto Dealers in China, the Company was forced to consider other avenues to protect our shareholders and return value to them. Here, its noteworthy that the Company acted consistently to develop its China strategy with respect to its business plans, expended significant efforts and approximately 6-12 months with respect to the unsuccessful Excellent Auto transaction.

It was against this background that the Company considered expanding its ideas about what would best return value to our shareholders. We were presented with a new opportunity from our then consultant Gerry Berg who learned about a locally owned California corporation (TMD Courses, Inc.) that had a license to manufacture and sell a dental device that contained FDA approval and was protected by a United States patent when used to treat medically diagnosed migraine pain. Additionally, the product had features that were the subject of patent applications by Dr. Boyd that included qualities meant to treat moderate sleep apnea and bruxism. The fact that the Splint Decisions Inc. product—the Total Splint System—addressed a variety of common issues (migraine, bruxism, sleep apnea), the fact that Dr. Boyd and Boyd Research had obtained a patent and FDA approval over the dentist prescribed use of the Total Splint System to treat migraine headaches, and the fact that the market for the use of the Total Splint System was mature and active, led us to seriously pursue these opportunities on behalf of our shareholders. Our interest was based upon these factors, as well as a history of sales of the patented NTI product by TMD Courses, Inc. that featured the use of the patented “discluding element” that Dr. Boyd and Boyd Research, Inc. incorporated into the Total Splint System. Again, taking all of the foregoing factors already discussed into consideration, we decided that it was a reasonable and prudent exercise of business judgment to explore the possibilities presented by the Splint Decisions Inc. opportunities.

Background Involved in Negotiations Regarding the Common Stock Share Exchange Agreement

After being presented with the opportunity, we initially examined the information Splint Decisions Inc. referred us to regarding the Total Splint System that was on the Internet. We reviewed the patent issued to that portion of the Total Splint System dealing with the “discluding element” that was FDA approved and patented when used to treat medically diagnosed migraine pain. We also reviewed the documentation from the FDA that merited its approving the device incorporating the “discluding element” to treat medically diagnosed migraine pain.  We met with Timothy Dixon of Splint Decisions, Inc. to discuss the Total Splint System and the available and potential market for the device. We reviewed available information regarding the use and prescription patterns for bruxism devices that was available from professional dental sources like the attached report from the Journal of the American Dental Association. We reviewed the assignment documents related to the patent and patent applications related to the Total Splint System from Dr. Boyd to Boyd Research, Inc. and to Splint Decisions Inc. We reviewed the legal status of Splint Decisions Inc. in California.

After this round of due diligence we met with Mr. Dixon personally and telephonically with Dr. Boyd to discuss the possible structure of a transaction. From the Company’s perspective, we understood that any terms would likely include a stock exchange, since the Company had insufficient funds on hand to acquire the intellectual property outright. The focus then turned to exact terms.

At the time, the Company was authorized to issue seventy million shares of its common stock. Splint Decisions, Inc. and we agreed that the capital structure needed to be expanded in order to provide Dr. Boyd with an agreeable number of restricted common shares and to allow the Company post closing of the transaction to have an agreeable number of authorized common shares that would provide flexibility to the Company and its Board of Directors going forward. Our negotiations with Dr. Boyd and Mr. Dixon resulted in an agreement regarding their percentage ownership of the Company post closure of the transaction.

At the time, we felt that given all of the factors previously noted in this letter, and more specifically after an evaluation of Splint Decisions Inc.’s management team; the maturity and potential size of the market for the Splint Decisions Inc. Total Splint System; the fact that Dr. Boyd has a respected reputation in the dental profession; and, that the Company’s acquisition of the intellectual property rights by license would be exclusive, that it was in our shareholders best interests to agree to embark on a different business plan that included what we, in the final event, determined to be significant and mature opportunities, when contrasted against the difficult and unfulfilled potential of our original business plans and the frustrated good faith efforts and operations towards the development and start up of that business model.

Effect of the Transaction on the Company

As noted in our 14C, as a result of the closure of the Common Share Exchange Agreement dilution will occur to our present shareholders. However, it is the business judgment of our Board of Directors that any dilution to our present shareholders is mitigated by the quality and potential of the business opportunities presented by acquiring the Splint Decisions Inc. intellectual property licenses. Additionally, the Board is of the opinion that, while Dr. Boyd and Boyd Research, Inc. has no new products currently known by the Company to be in a phase of research and development that would allow them to be additional consideration for the Common Stock Share Exchange Agreement, that establishing and closing the Common Stock Share Exchange Agreement may lead to further acquisition opportunities for the Company and its shareholders.

Item 7. You disclose on page 29 that James P. Boyd will own 79% of you after closing of the Common Stock Share Exchange Agreement. Please update the security ownership table on page 17 to show the security ownership of certain beneficial owners and management following the closing of the Common Stock Share Exchange Agreement. Please see Item 403 of Regulation S-K.

The Company proposes amending its 14C filing to include the following table in response to your comment:

The rest of this page is left intentionally blank

	Number of shares	Percent of shares
Name of Beneficial Owner	Beneficially owned	outstanding
	Nov 16, 2010 over 5%	Nov 16, 2010

Gemini Consulting, LLC	6,500,000	22.64%
Tad Mailander	5,500,000	19.16%
Gerry Berg	5,700,000	19.85%

All directors and executive officers as a group 11-16-2101	5,700,000	19.85%

	Number of shares	Percent of shares
	Beneficially owned	outstanding
	upon closing over 5%	upon closing

Dr. James Boyd	235,491,933	79.90%
Timothy Dixon	15,031,400	5.10%

All directors and executive officers as a group upon closing	250,523,333	85.00%

Item 8. On page 36, you describe the Exclusive Licensing Agreement dated October 22, 2010 with Boyd Research, Inc. Please also disclose the relationship between James P. Boyd, Boyd Research, Inc. and you. Additionally, please disclose how Boyd Research, Inc. became the sole owner of all right, title and interest in the Total Splint System as described in the Whereas clauses of the Exclusive Licensing Agreement, Appendix D to Schedule 14C.

There is some confusion here as to what it is that you are asking for. Are you asking for further disclosure in Appendix D to the 14C filing, referring to the Pro Forma Financial Statements, or are you instead referring to Appendix G, which contains the Exclusive License Agreement dated October 22, 2010 with Boyd Research, Inc.? For the purposes of responding to your request, the Company offers the following information:

Turning first to how Boyd Research, Inc. became the sole owner of all right, title and interest in the Total Splint System, it is our understanding based upon our own due diligence that James P. Boyd is the inventor of the Total Splint System and has applied for a United States Patent on the device design naming him as the sole owner and inventor. These documents were included with the 14C filing and are specifically located on pages 160-169 in Appendix H. It should also be noted that the Total Splint System contains features of a patent issued to Dr. Boyd, specifically the “discluding element” as noted on pages 144-150 of Appendix H. Dr. Boyd is listed in these patent documents as the sole owner and inventor.

As for the relationship between Dr. Boyd, Boyd Research, Inc. and us, aside from the foregoing (and specifically including the previous discussion herein regarding the Company’s Common Stock Share Exchange Agreement with Splint Decisions Inc.), there have been no other negotiations, transactions or material contacts during the past two years between Boyd Research, Inc. and/or Dr. Jim Boyd and the Company that concern the Company or its affiliates regarding any merger, consolidation, acquisition, tender offer or other acquisition of Splint Decisions Inc.’s securities, the election of officers or the sale or transfer of a material amount of assets.

Further, there are no present or proposed material agreements, arrangements, understanding or relationship between James P. Boyd or Boyd Research, Inc. or any of its executive officers, directors or controlling persons and the Company or any of its executive officers, directors or controlling persons (other than license agreements previously disclosed between Boyd Research, Inc., Splint Decisions Inc. and the Company—all of which have been disclosed in the Company’s 14C filing with the Commission).

Item 9. We note that you have checked the box on the front cover page of the Form 10-K indicating that you are not a shell company as defined in Rule 12b-2 of the Exchange Act of 1934 as amended. Considering that you seem to have nominal operations and no or nominal assets (or assets consisting solely of cash and cash equivalents), please explain how you concluded that you are not a shell company. In your explanation, please also advise us what the line item in your balance sheet entitled “prepaid expenses” consists of.

With respect to the inclusion of “prepaid expenses” in our balance sheet, this consists of prepaid consulting and legal fees which were expensed over the life of the agreements.

Regarding our determination that we are not a shell company, the statutory definition of a shell company contained in Rule 12b-2 is one that has (i) no or nominal operations, and either (ii) no or nominal assets; (iii) assets consisting solely of cash and cash equivalents; or (iv) assets consisting of any amount of cash and cash equivalents and nominal other assets. It is noteworthy that the definition contains a two-part conjunctive test, that is, both items (i) and (ii) must be present to qualify as a shell company.

The basis for our determination that we are not a shell company relates to our operations in the development stage as a start up beginning as a reporting company in 2008. To reiterate, we were incorporated in August 2007. While we have not realized revenues or profits that would satisfy those parts of the definition relating to cash or cash equivalents, we have had consistent, material and ongoing operations that are not nominal. Some of these operations have been noted previously in this letter. However, in an effort to provide disclosure, these factors include:

Since inception the Company has been in the development stage and is a start-up company. The Company has been very active in its operations with respect to developing its business plans. We originally focused on leveraging contacts we had in the Chinese automobile industry as the result of our Pacific Rim business consultant Stephen Chu. The Company’s opinion is that the Chinese contacts developed by Mr. Chu were and are valuable trade secrets that were critical to the Company’s potential business in the Peoples Republic of China and implementing its business plans.

The Company’s business plans included brokering the design, manufacturing and sale of promotional and corporate branded products for sale first to the Chinese automobile industry then internationally. We believed that Mr. Chu’s contacts within the Chinese automobile industry would lead to an expansion of our business to other automobile industry leaders located in the Pacific Rim, including Korea and Japan. We spent 2008 and 2009 developing this strategy by engaging Mr. Chu and having him travel to China on behalf of the Company to attempt to establish a rapport there. This led to the Company authorizing and appearing at two separate Chinese automobile industry shows and conventions in 2009: first the Shanghai International Auto Show held in the People’s Republic of China in June, 2009, and secondly the Kia Motors Automobile Show in the Guangzhou Province of China that was held in November, 2009, where company representatives including Mr. Chu and Mr. Tony Lam met with various Chinese, Korean and French automobile manufacturers and dealers.

In June of 2009 the Company also began development of its web site, which was meant to provide corporate customers the ability to purchase promotional items and clothing from the Company bearing either logos they own or allowing the Company to design a logo for them. A web site was developed and the domain name “friendlyautodealersinc” was purchased.

Also during the summer of 2009 the Company developed, in conjunction with its Internet web site expansion, prototype products that the Company was poised to sell and intended to use in marketing efforts in China. These items included customized gas caps bearing the logos of automobile makers such as KIA; promotional clothing such as the item pictured below and other promotional items including pocket knives bearing corporate logos and key chains:

As a result of our appearance in Shanghai, we received emissaries from various Chinese automobile dealership representatives, including KIA and Citron in the United States in August 2009 to discuss the formation of a working relationship and structure and to explore business strategies involving Friendly Auto Dealers, Inc. These discussions continued and developed over the course of the next weeks, with Company directors and Mr. Chu engaging with the Chinese counterparts.

This led in September of 2009 to the formal announcement by Friendly Auto Dealers, Inc. that it entered into a memorandum of understanding to merge and acquire Excellent Auto Dealers, Inc. of the Peoples Republic of China, a firm that owned a cluster of automobile dealerships in China. Friendly Auto Dealers, Inc. confirmed that Excellent Auto Dealers, Inc. had established ties to other Pacific Rim automobile manufacturers and dealers including KIA Motors of South Korea, and that its existing presence in China, along with China’s booming market for auto sales would provide a basis for full scale development of Friendly Auto Dealers, Inc.’s business plans. Friendly Auto Dealers, Inc. sent a delegation to China in September 2009 to continue and develop the transaction and prospective business.

The Company continued its operations and development based on the foregoing during the months of October and November 2009, and made key personnel moves to augment its management to facilitate its business plan and continued to develop its Chinese Automobile business during this time by attending the KIA Motors Automobile Show in the Guangzhou Province of China that was held in November 2009.

Although the Company encountered significant difficulties obtaining independently audited financial information from Excellent Auto that led to the termination of due diligence and ultimately the transaction as a whole, the Company continued to attempt to implement its plans and sent Mr. Chu on numerous trips to China to try to jump start activity in 2010. However, given the worldwide economic collapse, the Company had to entertain other options and “thinking outside of the box” in order to protect its shareholders and bring them value for their investment. This led to the noted developments involving Dr. Boyd, Boyd Research, Inc. and Splint Decisions Inc. in 2010.

Item 10. Exhibits 31.1 to these three Form 10-Q’s contain multiple variances from the certification language that is specified by the regulation. For example, your certifications omit required introductory language in paragraph 4 and paragraph 4(b) regarding internal control over financial reporting. Please amend these three filings to file certifications that conform to the specified language. See Item 601(b)(31)(i) of Regulation S-K.

The Company proposes amending its 10-Q filings to include the following certification pursuant to Exhibits 31.1 in response to your comment:

For the Quarterly ending June 30, 2010:

EX-31.1 SECTION 302 CERTIFICATION

Exhibit 31.1

Section 302 Certification of Chief Executive Officer and Chief Financial Officer

I, Gerry Berg, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Friendly Auto Dealers, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant efficiencies and material weaknesses.

Dated:  August 11, 2010

/s/ Gerry Berg

Gerry Berg, President,

Chief Executive Officer,

Chief Financial Officer and Director

The rest of this page is left intentionally blank

For the Quarter ending September 30, 2010:

EX-31.1 SECTION 302 CERTIFICATION

Exhibit 31.1

Section 302 Certification of Chief Executive Officer and Chief Financial Officer

I, Gerry Berg, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Friendly Auto Dealers, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter  that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6.  I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant efficiencies and material weaknesses.

Dated: November 15, 2010

/s/ Gerry Berg

Gerry Berg, President,

Chief Executive Officer,

Chief Financial Officer and Director

And for the Quarter ending March 31, 2010:

EX-31.1 SECTION 302 CERTIFICATION

Exhibit 31.1

Section 302 Certification of Chief Executive Officer and Chief Financial Officer

I, Ming R. Cheung, certify that:

1. I have reviewed this quarterly report on Form 10-Q of Friendly Auto Dealers, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter  that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant efficiencies and material weaknesses.

Dated:  May 14, 2010

/s/ Ming R. Cheung

Ming R. Cheung, President,

Chief Executive Officer,

Chief Financial Officer and Director

Included below is the certification from the Company:

The rest of this page is left intentionally blank

I would appreciate it if you would confirm your receipt of this letter.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

Enclosures as stated

Copy to Friendly Auto Dealers, Inc.; Mr. Gerry Berg

THE JOURNAL OF THE AMERICAN DENTAL ASSOCIATION
JADA

Dental splint prescription patterns: a survey

CJ Pierce, RJ Weyant, HM Block and DC Nemir

J Am Dent Assoc 1995;126;248-254

The following resources related to this article are available online at jada.ada.org (this information is current as of December 31, 2010):

Updated information and services including high-resolution figures, can be found in the online version of this article at:
http://jada.ada.org/cgi/content/abstract/126/2/248

Information about obtaining **reprints** of this article or about permission to reproduce this article in whole or in part can be found at:
http://www.ada.org/prof/resources/pubs/jada/permissions.asp

Downloaded from jada.ada.org on December 31, 2010

© 2010 American Dental Association. The sponsor and its products are not endorsed by the ADA.

TRENDS

DENTAL SPLINT PRESCRIPTION PATTERNS: A SURVEY

CALVIN J. PIERCE, D.M.D., PH.D.; ROBERT J. WEYANT, D.M.D., DR.P.H.; HARVEY M. BLOCK, D.M.D.; DAVID C. NEMIR, PH.D.

ABSTRACT

A random sample of U.S. dentists was surveyed with a mailed questionnaire to determine the number of splints that they fabricated over the preceding year for bruxers, patients with myofascial pain-dysfunction syndrome and patients with TM joint pain. The results indicate that a significant number of dentists treat these disorders with dental splints. Estimates are provided for the dental profession's yearly splint output for each disorder.

Occlusal appliance therapy has been advocated for various dentally related disorders since the turn of the century, when Karolyi introduced vulcanite dental splints.[1-3] Since then, several theories have been advanced to explain the effects of dental splint therapy, including the occlusal disengagement theory, vertical dimension theory, maxillomandibular realignment theory, temporomandibular joint repositioning theory and the cognitive awareness theory.[4] However, there is no certainty about which rationale explains the apparent success of occlusal splint therapies.

Several clinical outcome studies suggest significant effects when occlusal appliances are prescribed to treat bruxism, myofascial pain-dysfunction syndrome or temporomandibular joint pain.[5-10] Much research has focused on epidemiological, clinical outcome and basic science issues central to understanding temporomandibular disorders and orofacial pain.[11] However, recent studies suggest that a gap exists between what is known by experts in the field and what is understood by practicing dentists.[12,13] Evaluation of treatments prescribed for patients suffering from bruxism, MPD and TMJ pain is one indication of the transfer of knowledge from researchers to front-line care givers. At present, we know little about the prescription practices for occlusal appliance therapies.

This study documents the prescription patterns of occlusal appliances by dentists for the treatment of bruxism, MPD and TMJ pain. We tabulated both the number and type of dental appliances prescribed for these disorders and recorded descriptive characteristics of the respondents, such as year of graduation from dental school and specialty status.

MATERIALS AND METHODS

Questionnaire. We developed a nine-item questionnaire to estimate the prescription of dental splints by U.S. dentists in one year for patients diagnosed with bruxism, MPD or TMJ pain. Information on specialty status, year of dental school graduation and sex were included to assess possible cohort effects. The questionnaire—a large single-sided postcard that was pre-addressed and postage paid—was designed to be short, simple and easy for the respondent to return.

We asked respondents to indicate the number of splints they made in the previous year exclusively for treating bruxers. Bruxism as a diagnostic category was defined only by stating that bruxers should not include MPD- or TMJ-classified patients. Since some experimental evidence indicates that soft splint materials are less effective in the treatment of bruxism than hard splint materials,[14,15] we compared treatment frequencies of soft vs. hard dental acrylic splints.

Respondents also indicated the number of splints made in

248 JADA, Vol. 126, February 1995

Downloaded from jada.ada.org on December 31, 2010

TRENDS

the previous year to treat MPD and TMJ patients. MPD patients also may have had bruxism, but not TMJ pain. The category of TMJ patients could include those with concurrent diagnoses of bruxism and/or MPD. For the MPD and TMJ conditions, the respondents estimated the percentage of flat-plane and repositioning splints they prescribed. They also were given space to note the percentage of "other" types of splints that had been prescribed that year.

TABLE 1

NUMBER AND PERCENTAGE OF DENTISTS BY SPECIALTY.

SPECIALTY	UNIVERSE		SAMPLE		RESPONDENTS	
	no.	%	no.	%	no.	%
General practice	111,032	85.9	849	84.9	403	79.5
Oral pathology	87	0.1	1	0.1	2	0.4
Oral surgery	4,403	3.4	38	3.8	18	3.6
Orthodontics	7,206	5.6	57	5.7	36	7.1
Pedodontics	2,448	1.9	21	2.1	11	2.2
Periodontics	2,854	2.2	28	2.8	21	4.1
Prosthodontics	1,261	1.0	6	0.6	5	1.0
Unknown	0	0	0	0	11	2.2
Total	**129,291**		**1,000**		**507**	

We limited the definition of the diagnostic categories not only to keep the questionnaire simple, but also because the classification of these disorders seems to be changing continuously.[11-13]

We initially pilot-tested the questionnaire on a small sample of dental school faculty considered highly familiar with occlusal splint therapy. Suggested revisions were incorporated, and the questionnaire was then pilot-tested on a large dental school faculty before it was printed.

Sampling methods. We selected by computer a random sample of 1,000 participants (11.1 percent female) from the 1991 American Dental Association data file of dentists practicing in the United States. The sampled universe included both ADA-member and non-member dentists, but it excluded dentists who were federally employed or working in U.S. territories or protectorates (N=129,291; 8.1 percent female). Endodontists also were not included in the sample because they were considered highly unlikely to prescribe dental splint therapy. The number and percentage of dentists by specialty for both the universe and the sample are indicated in Table 1.

Questionnaires were mailed along with a personalized cover letter requesting support and participation. A portion of the participants who did not respond after four weeks were contacted by telephone.

RESULTS

The initial response was moderate, with 401 dentists (40 percent) returning their surveys by mail. Non-respondents, identified by code numbers, were randomized; three hygienists, trained to give a standardized phone interview, called 275 (46 percent) of the non-responding dentists, which resulted in 106 additional responses. The final total of 507 completed questionnaires resulted in a response rate of 51 percent.

Respondents' demographic information. More men than women returned the questionnaires (460 vs. 45), and two participants did not report their sex. Overall response rates did differ by gender (46 percent of females responded and 51 percent of the males responded; $\chi^2 = 53.26$, df = 1, $P < 0.001$). Almost 9 percent of the respondents were women, which is close to the percentage of women on the original list (11.1 percent) and is representative of the national dentist population (8.1 percent female [Unpublished data, American Dental Association end of the year masterfile, 1990]). Stratification of respondents by specialty closely matched that of the sample and the universe (Table 1). There were no respondent gender differences across specialty (χ^2). Response rates were significantly higher for specialists than for general dentists (63 percent vs. 49 percent; $\chi^2 = 40.24$, df = 1, $P < 0.001$).

Dates of graduation from dental school ranged from 1930 to 1991, with the largest percentage of respondents having graduated in 1979 and 1977 (5.5 percent and 5.3 percent, respectively). Specialists who responded, graduated, on average, in 1971 and general dentists reported an average graduation

JADA, Vol. 126, February 1995 249

Downloaded from jada.ada.org on December 31, 2010

TRENDS

TABLE 2

MEAN ESTIMATES OF SPLINTS MADE PER YEAR.

	GP (n=403)	Specialist (n=93)	Difference (*P*)*
Bruxism	10.7	10.6	N.S.
MPD	4.8	10.5	$P < 0.001$
TMJ pain	5.5	16.2	$P < 0.0001$

*Continuous variables, *t*-test

date of 1973 (an insignificant difference). Typically, the male respondents graduated from dental school significantly earlier than the female respondents (1972 vs. 1983, $P < 0.0001$).

Men reported making splints more often to treat MPD and TMJ pain than women ($P < 0.02$ and $P < 0.03$, respectively). There was no gender difference in providing splint treatment for bruxers. All results reported from this point have been pooled for men and women.

Disorders for which respondents made splints. Three-quarters of the 505 dentists responding to survey question number one (n = 380) had made one or more dental splints for bruxing patients in the preceding year. These splints were for patients suffering from bruxism alone, excluding those with mixed diagnoses of bruxism and MPD or bruxism and TMJ pathology. Fifteen percent of these respondents reported having fabricated more than 25 splints for bruxers in the preceding year, and less than 1 percent indicated that they had made 100 or more dental splints.

Just over half of the 489 respondents who answered question number three (n = 250) indicated that they had made one or more dental splints for MPD patients during the previous year (these patients may have had bruxism but had no TMJ involvement). Ten percent of these dentists indicated that they had made more than 25 splints for MPD patients over the preceding year. Four den-

SPLINTS MADE PER YEAR
0
20
40
60
80
Bruxism
MPD
TMD
10.7
4.8
5.5
0
0
0
0.5
8.3
13.8
9.9
8.2
20.3
4.3
0.8
0.3
18.7
13.9
4
8.6
17.4
45.8
26.6
55.3
68.8
General practice
Oral pathology
Oral surgery
Ortho-dontics
Pedo-dontics
Perio-dontics
Prostho-dontics
Other
PRACTICE TYPE

Figure. Best estimate of the average number of splints made per year per dentist by practice type.

250 JADA, Vol. 126, February 1995

Downloaded from jada.ada.org on December 31, 2010

TRENDS

TABLE 3

ESTIMATED DENTAL SPLINT FABRICATION FOR VARIOUS PATIENT GROUPS.

	Bruxers	MPD Patients	TMD Patients	Total Patients
Adults only				
Mean number of splints made/year/dentist*	9.4 (±1.5)	5.5 (±1.2)	7.6 (±1.7)	**22.5**
Percentage of U.S. adults receiving a splint/year*	0.75 (±0.77)	0.44 (±0.60)	0.61 (±0.70)	**1.8**
Approximate total number of splints made/year†	1,194,861	697,637	966,544	**2,859,042**
Approximate total number of splints made/year‡	1,387,566	810,150	1,122,426	**3,320,142**
Adults and children				
Mean number of splints made/year/dentist*	10.5 (±1.5)	5.9 (±1.2)	7.5 (±1.7)	**23.9**
Percentage of U.S. population receiving a splint/year*	0.64 (±0.70)	0.36 (±0.53)	0.46 (±0.60)	**1.46**
Approximate total number of splints made/year§	1,360,141	757,389	973,561	**3,091,091**
Approximate total number of splints made/year**	1,586,016	883,164	1,135,298	**3,604,478**

* ± indicates 95 percent confidence interval.
† Approximate totals for the U.S. adult population that is proportional to our sampled universe of 129,291 dentists minus 3,462 pediatric dentists.
‡ Approximate totals extrapolated to the total U.S. adult population of 185,105,441.
§ Approximate totals for the U.S. population, including children, that is proportional to our sampled universe of dentists.

tists (1.6 percent of those making splints) indicated that during the preceding year, they had made 100 to 150 splints for MPD patients.

A little over half of the 496 respondents to survey question number five (n = 262) indicated that over the past year, they had made one or more dental splints for patients suffering from TMJ pathology (these patients may or may not have had concurrent bruxism and/or MPD diagnoses). Thirteen percent of these dentists had made more than 25 splints for such patients, and 2.7 percent indicated that they had made more than 100 splints for TMJ patients. Forty-seven percent of all respondents had made no splints for patients who had TMJ involvement.

Only 2 percent of the 507 respondents had made more than 100 splints per year for bruxers, MPD or TMJ patients. All 10 of these dentists were male, with five being specialists, three being general practitioners and two limiting their practices to treatment of TMD.

Specialty. General practitioners had made the same number of dental splints for bruxers as had the dental specialists (10 per year). This was not true for either MPD or TMJ splint treatments. Dental specialists had made significantly more dental splints than had general practitioners for MPD patients ($P < 0.001$) and TMJ patients ($P < 0.0001$). The figure represents an estimate of the average number of splints made per year per dentist by practice type.

Types of splints. Dentists who treated bruxers by fabricating only hard acrylic splints outnumbered dentists who made only soft acrylic splints by more than a 4-to-1 margin. Of all 380 dentists who had made splints for bruxers, 14.5 percent had made dental splints from soft materials only, 59.4 percent had made only hard acrylic splints and 26.1 had varied their selection of materials.

Downloaded from jada.ada.org on December 31, 2010

JADA, Vol. 126, February 1995 251

TRENDS

Two-thirds of the 246 dentists who had made splints to treat MPD patients had made all as flat-plane splints (n = 165). Of the 51 dentists who had made flat-plane and other types of splints for MPD patients, an overwhelming majority (n = 43) had made 50 percent or more of their MPD splints as flat-plane splints. Only 64 dentists reported having fabricated repositioning splints for MPD patients, and just 18 of these dentists had fabricated all MPD treatment splints as repositioning splints.

Of the 253 dentists who had fabricated splints for patients with TMJ pathology, 140 had made flat-plane splints exclusively, and of the 65 dentists who reported having made both flat-plane and other types of TMJ splints, a large majority (n = 50) had made 50 percent or more of their TMJ splints as flat-plane splints. Ninety-four dentists reported making some of their splints as repositioning splints for their TMJ patients, and 31 dentists (12.3 percent) had made only repositioning splints for patients with TMJ pathology.

The respondents were nearly six times more likely to make the majority (50 percent or more) of splints for MPD patients of the flat rather than the repositioning design. The comparable figure for TMJ patients was about three times greater (flat-plane splints vs. repositioning splints). Notably, neither flat-plane splint use nor repositioning splint use was predicted on regression analysis by year of dental school graduation.

Estimates of splint fabrication. From these data, computations of the best gross estimates in millions for the number of splints made per year in the United States for bruxism, MPD and TMJ dysfunction respectively were 1.59, 0.88 and 1.14 (Table 3). These estimates are for adults and children combined.

Table 3 also indicates the estimates of the numbers of splints made for only adults in the United States, excluding children. The percentage of the U.S. population receiving a splint is lower in each case when children are included in the population. As an estimated total of 3.60 million splints per year are made by U.S. dentists (Table 3) at an estimated cost of $275 per splint,[16] the total U.S. expenditure for all splint fabrication for bruxism and TMD patients is approximately $990 million per year. It is further estimated that these splint treatments represented 2.91 percent of all 1990 U.S. dental health care dollars (an estimated $34 billion was spent on dental health in the United States during 1990, according to an HCFA estimate).[17]

DISCUSSION

A cautionary note is in order with respect to these data, as there was a moderate response rate. There is a potential that interpretations could be biased with regard to the character of the respondents. However, the lack of gender differences across specialties and the close approximation of the respondent dentists' practice-type ratios to those of the study sample and the U.S. dentist population (Table 1) strengthen the validity of the data.

Although the diagnostic criteria were kept simple (for example, MPD patients are those who may have bruxism but not TMJ involvement), the diagnostic categories for bruxism, MPD and TMJ dysfunction were not defined on the questionnaire because the literature on bruxism and TMD nosology remains in flux.[12,13] Results, then, should be interpreted with the realization that by diagnostic category, responses across dentists may not be entirely reliable.

Note, too, that throughout this article, some percentages do not total 100 percent. This is due to the effect of rounding and the fact that some respondents did not answer all of the survey questions. Also, when calculating numbers of bruxism, MPD or TMJ splints fabricated in the previous year, we used the midpoint of the category chosen by the respondents (for example, for the category "26 to 50 splints made per year," we used 37.5). The exception to this was the category "more than 150," in which case we chose the most conservative figure (150 splints).

Although the therapeutic mechanism for dental splints remains controversial,[4,9,19-21] it is clear from these data that dental splints are very often prescribed for bruxism as well as

Downloaded from jada.ada.org on December 31, 2010

252 JADA, Vol. 126, February 1995

TRENDS

for TMDs. Not surprisingly, dental specialists were more likely to fabricate splints for MPD and TMJ patients than were general dentists, although there was no difference between the two groups for bruxers.

More than half of the respondents reported making one or more splints for patients with TMDs during the previous year, and a substantially greater number (75 percent) reported making one or more splints during that time to treat bruxism. Also, the estimate from our data suggests that well over 3 million splints are fabricated for adults and children each year by dentists in the United States.

Considering the estimated large number of splints made annually and the substantial cost of this treatment, it is likely that the dental profession and the public would benefit from a better understanding of the therapeutic mechanisms and the efficacies of dental splint treatments alone and in relation to other treatments. For instance, this is especially true in light of some controlled studies which suggest that in the management of MPD or TMJ, dental splints may have more value as placebos or as adjunctive facilitators of treatment than as definitive treatments.[22,23] It is of similar concern that the mechanisms of splint therapy and relative treatment effects pertaining to bruxism are, again, only partially understood.[5,18-20]

Our estimate that in any one year between one-sixth and one-eighth of the TMJ or bruxing patients in the United States are treated with a new splint suggests that not all patients requiring treatment for TMD or bruxism are receiving a new dental splint annually. Even if these extrapolations are verified, it is difficult to know if they represent appropriate treatment of these populations without better understanding the disorders, the relative effectiveness of splints in modifying symptoms and behaviors and the mechanism of action of a particular dental splint. Answers ultimately will depend upon the outcome of further research.[20,24]

Though there is definitive variation in choice of splint also type by treating dentists, there are distinct prescription patterns indicating that a majority of the dental profession agrees when choosing a dental splint type. For instance, the data suggest that a majority of dentists prefer hard acrylic splints to soft acrylic materials for bruxers. Similarly, more than two-thirds of treating dentists choose flat-plane splints over repositioning splints when treating MPD or TMJ patients. Also, almost one-fifth of dentists reported having fabricated repositioning splints for TMJ patients, but only a very small group of dentists (less than 6.5 percent) made all of their TMJ treatment splints in this manner. Thus, although the data suggest that some dentists' splint prescription practices may be interpreted as extreme, most dentists are prescribing dental splints for bruxers and TMD patients in a manner that reflects the current views of dental experts: do no harm and focus on the more reversible therapies first.[25,26]

These data also suggest that a minority of dentists believe that only one splint type is appropriate for use with bruxers or TMD patients. For instance, 15 percent of the respondents treated bruxism exclusively with soft acrylic splints. Such a choice is made despite literature indicating that soft splint materials may actually increase the bruxing behavior in some patients.[14,15]

Similarly, a small yet notable percentage of dentists made only repositioning splints for their MPD patients (7.3 percent of all dentists making any type of splint for MPD) and TMJ patients (12.3 percent of all dentists making any type of splints for TMJ dysfunction). Although dentists who made exclusively flat-plane splints far outnumbered the dentists who made only repositioning splints for their MPD or TMJ patients (respectively 9.2:1 and 4.5:1 ratios), more than half of the dentists who made repositioning splint reported having fabricated more than 55 percent

Dr. Pierce is an assistant professor, Dental Behavioral Science, University of Pittsburgh School of Dental Medicine, Pittsburgh 15261. Address reprint requests to Dr. Pierce.

Dr. Weyant is an assistant professor, Department of Dental Public Health, University of Pittsburgh, School of Dental Medicine, Pittsburgh.

Dr. Block is a research associate professor, Department of Pharmacy and Physiology, University of Pittsburgh, School of Dental Medicine, Pittsburgh.

Dr. Nemir is an associate professor, Department of Electrical Engineering, University of Texas, El Paso, Texas.

JADA, Vol. 126, February 1995 253

Downloaded from jada.ada.org on December 31, 2010

TRENDS

of their MPD and TMJ patients' splints as the repositioning type. Thus, dentists who elected to fabricate any repositioning splints were very likely to make a large percentage of their splints in this manner, despite the literature that suggests that flat-plane splint therapy is the more appropriate initial splint therapy for most TMD patients.[25,27] These data underscore the profession's uncertainty about the value of different types of dental splints for bruxism and TMDs.[22,24,25,27]

Some of the confusion with treatment effectiveness can be ascribed to as-yet unknown or misunderstood aspects of bruxism and TMDs. Both basic and clinical research have widened and will continue to widen the understanding of these disorders. For instance, TMD nosologies and diagnostic criteria are continually being refined and undoubtedly will improve the foundation for research on TMD treatments.[23-31] Also, there is a continuing attempt to better define the relevant permutations of dental splint and other therapies for the treatment of bruxism and the TM disorders.[27,31-33] In general, a better basic-science understanding of the predispositional, etiological and maintenance variables for the bruxism and TMDs is needed to direct sound assessment and treatment improvements.

The variation in splint prescription practices by U.S. dentists indicated by this study emphasizes the further need for definitive research on treatment outcomes. In conjunction, a related important factor in improving public health is the need to assure timely transfer of new knowledge from the researcher to the clinician. ■

The opinions expressed or implied are strictly those of the authors and do not necessarily reflect the opinion or official policies of the American Dental Association.

This study was supported in part by a grant from X-L Electronics, Inc., El Paso, Texas.

1. Karolyi M. Uber Alveolarpyorrhoe. (Ref. from Jahresversammlung des Standesvereines Berliner Zahnärzte, Berlin, 1904.) Oesterr.-ungar Vrtljschr. Zahnh 1905;21:85.
2. Karolyi M. Zur Therapie der Ekrankungen der Mundschleimhaut. Oesterr.-ungar Vrtljschr. Zahnh 1906;22:226.
3. Ramfjord S, Ash MM. Occlusion. 3rd ed. Philadelphia: Saunders; 1983:324-83.
4. Clark GT. A critical evaluation of orthopedic interocclusal appliance therapy: design, theory, and overall effectiveness. JADA 1984;108:359-64.
5. Pierce CJ, Gale EN. A comparison of different treatments for nocturnal bruxism. J Dent Res 1988;67(3):597-601.
6. Rugh JD, Solberg WK. Electromyographic studies of bruxist behavior before and during treatment. J Calif Dent Assoc 1975;3:56-9.
7. Sheikholeslam A, Holmgren K, Riise C. A clinical and electromyographic study of the long-term effects of an occlusal splint on the temporal and masseter muscles in patients with functional disorders and nocturnal bruxism. J Oral Rehabil 1986;13:137-45.
8. Clark GT. A critical evaluation of orthopedic interocclusal appliance therapy: effectiveness for specific symptoms. JADA 1984;108:364-8.
9. Greene CS, Laskin DM. Splint therapy for the myofascial pain-dysfunction (MPD) syndrome: a comparative study. JADA 1972;84:624-8.
10. Dahlström L. Electromyographic studies of craniomandibular disorders: a review of the literature. J Oral Rehabil 1989;16:1-20.
11. Fricton JR. Recent advances in temporomandibular disorders and orofacial pain. JADA 1991;122(11):25-32.
12. Le Resche L, Truelove EL, Dworkin SF. Temporomandibular disorders: a survey of dentists' knowledge and beliefs. JADA 1993;124(5):90-106.
13. Glaros AG, Glass EG, McLaughlin L. Knowledge and beliefs of dentists regarding temporomandibular disorders and chronic pain. J Orofac Pain 1994;8(2):216-21.
14. Nevarro E, Barghi N, Rey R. Clinical evaluation of maxillary hard and resilient occlusal splints. J Dent Res 1985;64:313.
15. Okeson JP. The effects of hard and soft occlusal splints on nocturnal bruxism. JADA 1987;114:788-91.
16. Limoli TM. Dental Insurance Today 1991;4(3):7.
17. Levit KR, Lazenby HC, Cowan CA, Letsch SW. National health expenditures, 1990. Health Care Financing Review 1991;13(1):29-54.
18. Glaros AG. Incidence of diurnal and nocturnal bruxism. J Prosthet Dent 1981;45(5):545-9.
19. Rugh JD, Harlan J. Nocturnal bruxism and temporomandibular disorders. In: Jankovic J, Tolosa E, eds. Advances in Neurology, volume 49. Facial dyskinesias. New York: Raven Press; 1988:329-41.
20. Okeson JP. Management of temporomandibular disorders and occlusion. 3rd ed. St Louis: Mosby Year Book; 1993.
21. Holmgren K, Sheikholeslam A, Riise C. Effect of full-arch maxillary occlusal splint on parafunctional activity during sleep in patients with nocturnal bruxism and signs and symptoms of craniomandibular disorders. J Prosthet Dent 1993;69(3):293-7.
22. Dao TTT, Lavigne GJ, Charbonneau A, Feine JS, Lund JP. The efficacy of oral splints in the treatment of myofascial pain of the jaw muscles: a controlled clinical trial. Pain 1994;56:85-94.
23. Laskin DM, Greene CS. Influence of the doctor-patient relationship on placebo therapy for patients with myofascial pain-dysfunction syndrome. JADA 1972;85:892-4.
24. Turk DC, Zaki HS, Rudy TE. Effects of intraoral appliance and biofeedback/stress management alone and in combination in treating pain and depression in patients with temporomandibular disorders. J Prosthet Dent 1993;70(2):158-64.
25. Mohl ND, Zarb GA, Carlsson GE, Rugh JD, eds. A textbook of occlusion. Chicago: Quintessence Publishing Co., Inc.; 1988.
26. Greene CS. Managing TMD patients: Initial therapy is the key. JADA 1992;123(6):43-5.
27. Mohl ND, Ohrbach R. Clinical decision making for temporomandibular disorders. J Dent Educ 1992;56(12):823-33.
28. McNeill C, et al. Craniomandibular disorders. Guidelines for evaluation, diagnosis and management. Chicago: Quintessence; 1990.
29. Dworkin SF, LeResche L, eds. Research diagnostic criteria for temporomandibular disorders: review, criteria, examinations and specifications, critique. J Craniomand Disord 1992;6(4):301-55.
30. Mohl ND, Dixon DC. Current status of diagnostic procedures for temporomandibular disorders. JADA 1994;125(1):56-64.
31. Truelove EL, Sommers EE, LeResche L, Dworkin SF, Von Korff M. Clinical diagnostic criteria for TMD. JADA 1992;123(4):47-54.
32. Pierce CJ, Gale EN. Methodological considerations concerning the use of bruxcore plates to evaluate nocturnal bruxism. J Dent Res 1989;86(6):1110-4.
33. Rugh JD, Graham GS, Smith JC, Ohrbach RK. Effects of canine versus molar occlusal splint guidance on nocturnal bruxism and craniomandibular symptomatology. J Dent Educ 1989;3(4):203-10.

Downloaded from jada.ada.org on December 31, 2010

254 JADA, Vol. 126, February 1995